FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2017

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☑                    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release issued by Videotron dated April 13, 2017

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Closing of US$600,000,000 Senior Notes Offering

Montréal, April 13, 2017 – Videotron Ltd. today announced the closing of its issuance and sale of US$600 million aggregate principal amount of 5 1⁄8% Senior Notes due 2027 (the “2027 Notes”). Videotron intends to use the proceeds of this issuance to redeem and retire the entire outstanding amount of 6 7⁄8% Senior Notes due 2021, to repay drawings under its revolving credit facilities and to pay transaction fees and expenses. Strong demand allowed Videotron to price the issuance at the low end of price talk.

This press release is not an offer to sell or the solicitation of an offer to buy securities in the United States or in any other jurisdiction. The 2027 Notes have not been and will not be registered under the United States Securities Act of 1933 or applicable state securities laws, and the 2027 Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The 2027 Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

On March 31, 2017, Videotron announced the distribution of a notice of redemption under the indenture governing its issued and outstanding 6 7⁄8% Senior Notes due 2021 for the redemption of all of such outstanding notes on May 1, 2017. This press release does not constitute a notice of redemption with respect to the 6 7⁄8% Senior Notes due 2021.

Videotron (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access, cable telephone and mobile telephone services. Videotron is a leader in new technologies with its illico interactive television service and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of December 31, 2016, Videotron was serving 1,690,800 cable television customers, including 1,587,000 Digital TV subscribers, while Club illico, the over-the-top video service, had 314,700 members. Videotron is also the Québec leader in high-speed Internet access, with 1,612,800 subscribers to its cable service as of December 31, 2016. As of the same date, Videotron had 893,900 subscriber connections to its mobile telephone service and was providing cable telephone service to 1,253,100 Québec households and organizations. For the twelfth consecutive year, Videotron was ranked as Québec’s most respected telecommunications company, based on a Léger survey.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; our anticipated trends in our business; our anticipated reorganizations of any of our businesses; any related restricting provisions or impartment changes; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: our ability to successfully continue developing our network and facilities-based mobile offering; general economic, financial or market conditions; the intensity of competitive activity in the industries in which we operate; new technologies that would change consumer behaviour toward our product suite; unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; disruptions to the network through which we provide our digital television, Internet access and telephony and over-the-top video services, and our ability to protect such services from piracy, unauthorized access or other security breaches; labour disputes or strikes; changes in our ability to obtain services and equipment critical to our operations; changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures; our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt. We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this press release, and you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Videotron’s annual report on Form 20-F for the year ended December 31, 2016 for further details and descriptions of these and other factors. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

For more information, please contact

Jean-François Pruneau

Senior Vice President and Chief Financial Officer

Quebecor Media Inc.

Telephone: 514 380-4144

For media only

Marie-Ève Villeneuve

Director, External Communications

Videotron Ltd.

Telephone: 514 759-2556

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Sophie Riendeau
By:	Sophie Riendeau Assistant Secretary

Date: April 13, 2017